UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:        February 15, 2018

Sumitomo Mitsui Financial Group, Inc.

(Progress Report of Disclosed Notice) Notice regarding Change of Consolidated Subsidiaries

TOKYO, February 15, 2018

Sumitomo Mitsui Financial Group, Inc. (hereinafter, “SMFG”) announced, in the “Notice regarding Change of Consolidated Subsidiaries” dated September 26, 2017, that its consolidated subsidiaries would change. SMFG hereby announces that, as a result of the tender offers (hereinafter the “Tender Offer”) subject to the shares of common stocks of The Minato Bank, Ltd. (hereinafter, “Minato”) by Resona Holdings, Inc. (hereinafter, “Resona Holdings”), it has been decided that Minato will cease to be its consolidated subsidiary and will be its equity method affiliate as of February 20, 2018 (the settlement commencement date of the Tender Offer).

1.	Background of the Change

Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), which is a wholly-owned subsidiary of SMFG, at its board of directors meeting held on September 26, 2017, resolved to execute the business integration agreement regarding the implementation of the business integration (hereinafter, the “Business Integration”) of the three banks, Minato, Kansai Urban Banking Corporation (hereinafter, “Kansai Urban”), and The Kinki Osaka Bank, Ltd. (hereinafter, “Kinki Osaka”) by respectively implementing (i) incorporation of an intermediate holding company “Kansai Mirai Financial Group, Inc.” (hereinafter, the “Holding Company”) by Resona Holdings, (ii) transfer of all the shares of Kinki Osaka owned by Resona Holdings to the Holding Company, (iii) the respective tender offers subject to the respective shares of common stocks of Minato and Kansai Urban by Resona Holdings, (iv) transfer of shares of Class 1 preferred stock of Kansai Urban owned by SMBC (hereinafter, the “Preferred Stock”) to Resona Holdings and (v) share exchanges between Holding Company and both Minato and Kansai Urban (hereinafter, the “Share Exchanges”), subject to the approval and permission of the relevant authorities, and executed on September 26, 2017, a business integration agreement to which Resona Holdings, SMFG, SMBC, Minato, Kansai Urban and Kinki Osaka, are parties.

For details of the Business Integration, please refer to the “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” announced on September 26, 2017 and the “Notice concerning Partial Correction to the ‘Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.’” announced on October 13, 2017.

As a result of the Tender Offer, it has been decided that Minato will cease to be a consolidated subsidiary of SMFG and will be its equity method affiliate as of February 20, 2018 (the settlement commencement date of the Tender Offer).

2.	Schedule

Settlement Commencement Date of the Tender Offer (Date of the Change)	February 20, 2018

3.	Number of Voting Rights (Number of Shares Held) and Ratio against the Number of Voting Rights of All the Shareholders before and after the change

	Number of Voting Rights (Number of Shares Held)	Ratio against the Number of Voting Rights of All the Shareholders	Rank among Major Shareholders
Before the Change (as of March 31, 2017)	190,305 rights (19,030,681 shares)	46.42%	1st

After the Change	142,573 rights (14,257,481 shares)	34.78%	1st

(Note 1)	The number of voting rights and the number of shares held above refer to the number of shares of common stock of Minato that SMFG indirectly holds through its subsidiaries. The number of voting rights and the number of shares that SMFG indirectly holds through SMBC includes shares which SMBC has contributed as trust assets to the employee retirement benefit trust for which SMBC has retained its right to give directions with respect to the exercise of voting rights.

(Note 2)	In the calculations of the “ratio against the number of voting rights of all the shareholders”, 409,941 voting rights of all the shareholders as of September 30, 2017, which is described in the 19th Third Quarterly Securities Report filed by Minato on February 1, 2018, is used as the denominator.

(Note 3)	The ratio against the number of voting rights of all the shareholders is calculated by rounding to two decimal places.

(Note 4)	When the Share Exchanges become effective (scheduled on April 1, 2018), the number of voting rights and the number of shares of Minato held by SMFG (including indirect holding through the subsidiaries) will be respectively 0. On the other hand, SMFG is planning to incorporate the Holding Company, of which Minato will be a wholly-owned subsidiary, into its equity method affiliate once the Share Exchanges become effective.

4.	Other Matters

Kansai Urban will cease to be a consolidated subsidiary of SMFG and will be its equity method affiliate by the end of this fiscal year. In relation to SMBC, as a result of the Tender Offer, it has been decided that Minato and Kansai Urban will cease to be a consolidated subsidiary of SMBC and will be its equity method affiliate as of February 20, 2018 (the settlement commencement date of the Tender Offer).

5.	Future Outlook

The impact on SMFG’s consolidated business performance for this fiscal year is under review, and SMFG will promptly disclosure if any matters that should be disclosed occur in the future.

End.